Filed by Delhaize Group
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Delhaize Group
Commission File No.: 333-13302
Date: February 1, 2016

Regulated information Dates of Extraordinary General Meetings and effectiveness of registration of Form F-4 and approval of EU prospectus February 1, 2016 – 8:00 am CET

DELHAIZE GROUP AND AHOLD ANNOUNCE DATES FOR EXTRAORDINARY GENERAL
MEETINGS, AND EFFECTIVENESS OF REGISTRATION STATEMENT ON FORM F-4 AND
APPROVAL OF EU PROSPECTUS

BRUSSELS, Belgium, February 1, 2016 – Delhaize Group NV/SA (“Delhaize”) and Koninklijke Ahold N.V. (“Ahold”) today announced that they have respectively called Extraordinary General Meetings (“EGM”), to be held on March 14, 2016, at which their respective shareholders will consider and vote on proposals to approve the intended merger between Delhaize and Ahold.

Delhaize’s EGM will be held at the Proximus Lounge, rue Stroobantsstraat 51 in 1140 Brussels, Belgium on March 14, 2016 at 2:00 p.m. (CET). Ahold’s EGM will be held at the Amsterdam Rai Convention Center on March 14, 2016 at 2:00 p.m. (CET).

Delhaize and Ahold have posted their respective EGM convocation documents and related materials on their respective websites at www.delhaizegroup.com and www.ahold.com.

The right of Delhaize shareholders to attend and to vote their shares at the Delhaize EGM is subject to the registration of such shares by 11:59 p.m. (CET) on the record date, which is Monday, February 29, 2016.

Delhaize and Ahold also announced today that the registration statement on Form F-4 filed by Ahold (“Registration Statement”), which includes a prospectus (“U.S. Prospectus”), was declared effective by the U.S. Securities and Exchange Commission (“SEC”) on January 28, 2016. The Registration Statement will be available through the website maintained by the SEC at www.sec.gov, and the U.S. Prospectus has been posted by Delhaize and Ahold on their respective websites at www.delhaizegroup.com and www.ahold.com, as well as at www.adcombined.com.

Delhaize and Ahold announced as well today that the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten or “AFM”) had approved a prospectus registered with the AFM by Ahold (“EU Prospectus”). The EU Prospectus has been passported into Belgium. The EU Prospectus is required in connection with the admission to listing and trading on Euronext Amsterdam of the Ahold ordinary shares to be issued as part of the intended merger, and in connection with the admission to listing and trading on Euronext Brussels of the Ahold ordinary shares. The EU Prospectus has been posted by Delhaize and Ahold on their respective websites at www.delhaizegroup.com and www.ahold.com, as well as at www.adcombined.com.

On June 24, 2015, Delhaize and Ahold announced their intention to merge, creating an international retailer with a portfolio of strong, trusted local brands and more than 375,000 associates serving more than 50 million customers each week in the United States and Europe.

Ahold Delhaize will offer enhanced choice and value for customers, provide more compelling opportunities for associates and contribute even more to the local communities it serves.

Delhaize Group – Dates of Extraordinary General Meetings and effectiveness of registration of Form F-4 and approval of EU prospectus – February 1, 2016	1 of 3

The transaction is expected to be completed in mid-2016, following associate consultation procedures, shareholder approval and regulatory clearances.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in seven countries on three continents. At the end of 2015, Delhaize Group’s sales network consisted of 3 512 stores. In 2015, Delhaize Group posted €24.4 billion ($27.1 billion) in revenues. In 2014, Delhaize Group posted €89 million ($118 million) in net profit (Group share). At the end of 2014, Delhaize Group employed approximately 150 000 people. Delhaize Group’s stock islisted on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Contacts

Investor Relations: + 32 2 412 2151
Media Relations: + 32 2 412 8669

Delhaize Group – Dates of Extraordinary General Meetings and effectiveness of registration of Form F-4 and approval of EU prospectus – February 1, 2016	2 of 3

NO OFFER OR SOLICITATION

This communication is being made in connection with the proposed business combination transaction between Koninklijke Ahold N.V. also known as Royal Ahold (“Ahold”), and Delhaize Group NV/SA (“Delhaize”). This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable Dutch, Belgian and other European regulations. This communication is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful.

IMPORTANT ADDITIONAL INFORMATION HAS BEEN FILED WITH THE SEC

In connection with the proposed transaction, Ahold has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which includes a prospectus. On January 28, 2016, the SEC declared the registration statement effective, and the prospectus will be mailed to the holders of American Depositary Shares of Delhaize and holders of ordinary shares of Delhaize (other than holders of ordinary shares of Delhaize who are non-U.S. persons (as defined in the applicable rules of the SEC)). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT AHOLD, DELHAIZE, THE TRANSACTION AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the prospectus and other documents filed with the SEC by Ahold and Delhaize through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders are able to obtain free copies of the prospectus and other documents filed by Ahold with the SEC by contacting Ahold Investor Relations at investor.relations@ahold.com or by calling +31 88 659 5213, and are able to obtain free copies of the prospectus and other documents filed by Delhaize by contacting Investor Relations Delhaize Group at Investor@delhaizegroup.com or by calling +32 2 412 2151.

FORWARD LOOKING STATEMENTS

This communication contains forward-looking statements, which do not refer to historical facts but refer to expectations based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those included in such statements. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Delhaize, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. Many of these risks and uncertainties relate to factors that are beyond Delhaize’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the occurrence of any change, event or development that could give rise to the termination of the merger agreement; the ability to obtain the approval of the transaction by Delhaize’s and Ahold’s shareholders; the risk that the necessary regulatory approvals may not be obtained when expected or at all or may be obtained subject to conditions that are not anticipated; failure to satisfy other closing conditions with respect to the transaction on the proposed terms and timeframe; the possibility that the transaction does not close when expected or at all; the risks that the new businesses will not be integrated successfully or promptly or that the combined company will not realize when expected or at all the expected synergies and benefits from the transaction; Delhaize’s ability to successfully implement and complete its plans and strategies and to meet its targets; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the benefits from Delhaize’s plans and strategies being less than anticipated; the effect of the announcement or completion of the proposed transaction on the ability of Delhaize to retain customers and retain and hire key personnel, maintain relationships with suppliers, and on their operating results and businesses generally; litigation relating to the transaction; the effect of general economic or political conditions; Delhaize’s ability to retain and attract employees who are integral to the success of the business; business and IT continuity, collective bargaining, distinctiveness, competitive advantage and economic conditions; information security, legislative and regulatory environment and litigation risks; and product safety, pension plan funding, strategic projects, responsible retailing, insurance and unforeseen tax liabilities. In addition, the actual outcomes and results of Delhaize may differ materially from those projected depending upon a variety of factors, including but not limited to changes in the general economy or the markets of Delhaize, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize’s most recent annual report on Form 20-F and other filings with the SEC. Neither Delhaize nor Ahold, nor any of their respective directors, officers, employees and advisors nor any other person is therefore in a position to make any representation as to the accuracy of the forward-looking statements included in this communication, such as economic projections and predictions or their impact on the financial condition, credit rating, financial profile, distribution policy or share buyback program of Delhaize, Ahold or the combined company, or the market for the shares of Delhaize, Ahold or the combined company. The actual performance, the success and the development over time of the business activities of Delhaize, Ahold and the combined company may differ materially from the performance, the success and the development over time expressed in or implied from the forward-looking statements contained in this communication. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Delhaize does not assume any obligation to update any public information or forward-looking statement in this communication to reflect events or circumstances after the date of this communication, except as may be required by applicable laws.

Delhaize Group – Dates of Extraordinary General Meetings and effectiveness of registration of Form F-4 and approval of EU prospectus – February 1, 2016	3 of 3